EXHIBIT 99.1

-------------------------------------------------------------GRUPO EDP  ESCELSA
Performance


                                                             PARENT COMPANY                                CONSOLIDATED
                                              1st Quarter     1st Quarter   4th Quarter     1st Quarter    1st Quarter  4th Quarter
                                                  2004            2003          2003            2004           2003          2003
FINANCIAL INFORMATION
    (thousands of reais)
 Gross operating revenues                       374,270         333,961        393,457        604,221         484,020      609,365
 Net operating revenues                         248,470         237,708        272,655        419,139         348,485      434,834
 Income from operations                          38,997          53,044         34,615         81,168          63,414       51,368
 Net income for the period                       12,057          82,126          9,601         12,057          82,126        9,601
 EBITDA (1)                                      54,091          67,617         49,605        114,081          92,743       93,296
 Total Assets (*)                             2,690,651       2,661,073      2,658,615      3,654,659       3,605,227    3,605,452
 Shareholders' equity                           369,986         305,148        357,929        369,986         305,148      357,929
 Outstanding shares (number)                  4,550,833       4,550,833      4,550,833              0               0            0
 Book value per share (reais)                        81              67             79              0               0            0
 Common stock price per share (reais)                70              40             70              0               0            0
 Market capitalization                          318,558         182,033        318,558              0               0            0
INDICATORS
 Operating margin (%)                                16              22             13             19              18           12
 EBITDA margin (%)                                   22              28             18             27              27           21
 Personnel expenses plus third-party
  services/net operating revenues (%)                11              10             11             12              12           12
 Energy losses (%) (**)                              12              11              0              0               0            0
 Equivalent Outage Duration per Customer
  (DEC) - hours (**)                                 12              11             11              0               0            0
 Equivalent Outage Frequency per
  Customer (FEC) - number (**)                       10               9              9              0               0            0
 Average Service Response Time
  (TMA) - minutes (**)                              131             115            118              0               0            0
 Number of customers per employee (**)              753             712            742            704             665          705
MARKET (**)
 Energy sales -MWh                                1,136           1,199          1,166              0           (***)            0
 Maximum demand -MWh/h                        1,428,143       5,900,329      1,487,427      2,153,735       6,621,140    2,215,651
 Number of customers                            979,260         968,165        968,165      1,598,026       1,570,253    1,582,002
HUMAN RESOURCES
 Number of employees (**)                         1,301           1,360          1,305          2,271           2,361        2,245
 Number of trainees (**)                             33              36             36             57              77           52
 Personnel expenses (thousands of reais)         18,244          15,816         19,717         32,810          28,629       34,446
 Personnel expenses plus third-party
  services (thousands of reais)                  27,688          23,599         30,213         49,799          43,556       53,638

(1) EBITDA=Income from operations plus depreciation and amortization
-----------------------------------------------------------------------
(*) The balance in the 1st quarter of 2003 was reclassified for comparative purposes
(**)  Unaudited
(***) Reclassified

-------------------------------------------------------------GRUPO EDP  ESCELSA

Market

Energy Requirements

The energy requirements of the ESCELSA system in 2004 were 2,049,212 MWh - down 1.74% from the 2,085,440 MWh required during the same period in the previous year. These figures do not include the values of losses from the Basic Grid and embedded generation.


Maximum system demand in 2004 was 1,135.9 MWh/h, representing a 5.28% reduction compared to the previous year.



                                                                           MWh
   Self-generation    |   34.9%  |               |      Wholesale        | 2.9%
      922,037         |          |               |       75,608          |
                      |          |               |                       |
Purchased from FURNAS |   28.9%  |     ENERGY    |       Retail          |51.2%
      764,620         |          |  REQUIREMENTS |     1,352,535         |
                      |          |               |                       |
Purchased from ITAIPU |   16.8%  |    2,643,542  |       Market          |54.0%
      443,576         |          |               |     1,428.143         |
                      |          |               |                       |
Purchased from Others |    5.3%  |               |Losses and differences |31.8%
      139,290         |          |               |       841,380         |
                      |          |               |                       |
 Transport of energy  |   14.1%  |               |   Transport of energy |14.1%
      374,019         |          |               |       374,019         |



Energy Sold



                                                        MWh
                                   PARENT COMPANY                      CONSOLIDATED
                         ---------------------------------- ----------------------------------
                             1st QUARTER                        1st QUARTER
                         ---------------------------------- ----------------------------------
                           2004       2003      % change       2004       2003        % change
----------------- --------------- ---------- -------------- ---------- ---------- ------------
Retail
  Residential             322,974   1,195,443     (73.0)      561,863   1,433,190      (60.8)
  Industrial              615,300   2,744,836     (77.6)      751,672   2,899,506      (74.1)
  Commercial              206,336     753,856     (72.6)      355,365     898,629      (60.5)
  Rural                    79,118     384,819     (79.4)      163,184     455,482      (64.2)
  Other                   128,807     503,103     (74.4)      240,076     610,247      (60.7)
------------------ --------------- ------------- ---------- ----------- ------------- --------
                        1,352,535   5,582,057     (75.8)    2,072,160   6,297,052      (67.1)
Wholesale                  75,608     318,272     (76.2)       81,575     324,087      (74.8)
------------------ --------------- ------------- ---------- ----------- ------------- --------
TOTAL                   1,428,143   5,900,329     (75.8)    2,153,735   6,621,140      (67.5)
------------------ --------------- ------------- ---------- ----------- ------------- --------


Energy sales in the 1st quarter of 2004 totaled 1,428,143 MWh, while sales during the same period in the previous year reached 1,514,138 MWh, thus representing a 5.7% decrease.

The decrease, in the residential and commercial sectors, was due to reduced consumption as the result of climatic conditions in the concession area, where average temperatures were milder than normal. The decrease in the rural sector was due to heavy rains that reduced irrigation activities.

In the industrial sector, the decrease was due to some consumers' seeking energy on the open market. Adjusting for these customers in 2003, the market grew 1.34% in the industrial sector. It should be noted that drops in consumption reduce revenues from supply and expenses related to purchasing energy, and are offset by an increase in revenues from the use of the distribution system.

-------------------------------------------------------------GRUPO EDP  ESCELSA


Profile of Customers


Customer shares in sales and revenues for the 1st quarter of 2004 changed in the industrial sector, compared to the same period in 2003, primarily due to the fact that some customers opted for other electrical energy suppliers.




--------------------------------------------------------------------------------------------------------
                                                             PARENT COMPANY
                              --------------------------------------------------------------------------
                                                               1st QUARTER
                              --------------------------------------------------------------------------
                                              2004                                  2003
                              ------------------------------------- ------------------------------------
                              As a % of sales       As a % of        As a % of sales       As a % of
                                   volume            revenues            volume             revenues
----------------------------  ------------------ ------------------ -----------------  -----------------
Retail:
 Residential                              22.61              34.91             20.26             37.96
 Industrial                               43.08              29.70             46.52             25.37
 Commercial                               14.45              19.02             12.78             19.71
 Rural                                     5.54               5.36              6.52              5.80
 Other                                     9.02               8.26              8.53              8.32
                              ------------------ ------------------ -----------------  -----------------
                                          94.70              97.25             94.60             97.16
Wholesale                                  5.30               2.75              5.40              2.84
----------------------------- ------------------ ------------------ -----------------  -----------------
TOTAL                                    100.00             100.00            100.00            100.00
----------------------------- ------------------ ------------------ -----------------  -----------------

Number of Customers


At the end of March 2004, the number of customers was 979,260, representing a 1.34% increase over the previous year.



-------------------------------------------------------- ---------------------------------------
                               PARENT COMPANY                          CONSOLIDATED
                      ---------------------------------- ---------------------------------------
                                1st QUARTER                            1st QUARTER
                         2004       2003      % change       2004           2003      % change
--------------------- ---------------------------------- ---------------------------- ----------
Retail
 Residential           773,482    764,264       1.21       1,281,476     1,258,237       1.85
 Industrial             10,724     10,633       0.86          15,179        15,305      (0.82)
 Commercial             86,269     85,465       0.94         139,601       137,938       1.21
 Rural                  99,862     98,947       0.92         146,073       143,414       1.85
 Other                   8,921      8,854       0.76          15,692        15,354       2.20
------------------ ------------ ------------- ---------- --------------- ------------ ----------
                       979,258    968,163       1.15       1,598,021     1,570,248       1.77
Wholesale                    2          2          -               5             5          -
------------------ ------------ ------------- ---------- --------------- ------------ ----------
Retail                 979,260    968,165       1.15       1,598,026     1,570,253       1.77
------------------ ------------ ------------- ---------- --------------- ------------ ----------

-------------------------------------------------------------GRUPO EDP  ESCELSA

Performance Indicators



Equivalent Outage Duration per Customer (DEC)

Indicator measuring the average time that each customer remains without the supply of electrical energy.
For the period ended March 31, 2004, the DEC was 11.69 hours, while the DEC for the same period in the previous year was 11.18 hours - worsening by 4.56%.

                           ELECTRICITY OUTAGE BY HOUR

March 2004                              2003
----------                              ----
1Q                      1Q        2Q        3Q         4Q
-----                  ----      ----      ----       ----
11.69                 11.18     12.02     11.46       11.00



Equivalent Outage Frequency per Customer (FEC)

Indicator measuring the average number, per customer, of interruptions in the supply of electrical energy.
For the quarter ended on March 31, 2004, the FEC was 10.21, while the FEC during the same period in the previous year was 9.34 - worsening by 9.31%.

                        FREQUENCY OF OUTAGE PER CUSTOMER

March 2004                              2003
----------                              ----
1Q                      1Q        2Q        3Q         4Q
-----                  ----      ----      ----       ----
10.21                  9.34      10.23    9.00        9.00



Average Service Response Time (TMA)

Indicator measuring the average time elapsed between the receipt of complaints regarding the interruption of service and its reestablishment. On March 31, 2004, the TMA was 131 minutes, while the TMA for the previous year was 115 minutes.

                   AVERAGE SERVICE TIME RESPONSE (IN MINUTES)

March 2004                              2003
----------                              ----
1Q                      1Q        2Q        3Q         4Q
---                    ----      ----      ----       ----
131                     115       117       120        118


Energy losses

Energy losses increased by 6.13% in the last twelve months, from 11.25% on March 31, 2003, to 11.94% on March 31, 2004. The Company has been developing measures to reduce losses, most notably those of a commercial origin.

                         ENERGY LOSSES (BY PERCENTAGE)

March 2004                              2003
----------                              ----
1Q                      1Q        2Q        3Q         4Q
-----                  ----      ----      ----       ----
12.23%                11.25%   11.67%    11.93%     12.19%

-------------------------------------------------------------GRUPO EDP  ESCELSA

Economic and Financial Aspects


Service Result

At the end of the first quarter of 2004, results related to electrical energy services reached R$ 38,997 thousand, compared to R$ 53,044 thousand during the same period in the previous year. This result led to an EBITDA of R$ 54,091 thousand, equivalent to an EBITDA margin of 21.77%. The principal components of the service result were the following:


                                              In thousands of reais
------------------------ --------------------------------- ------------------------------
                                  PARENT COMPANY                   CONSOLIDATED
                         --------------------------------- ------------------------------
                             1st QUARTER                        1st QUARTER
                         ---------------------             ---------------------
                           2004       2003      Change %      2004        2003   Change %
------------------------ --------- ----------- ----------  ---------- ---------- --------
Gross operating
  revenue                 374,270     333,961      12.07     604,221    484,020    24.83
Operating revenue
  deductions             (125,800)    (96,253)     30.70    (185,082)  (135,535)   36.56
Net operating revenue     248,470     237,708       4.53     419,139    348,485    20.27

Operating expenses       (209,473)   (184,664)     13.43    (337,971)  (285,071)   18.56
Service result             38,997      53,044     (26.48)     81,168     63,414    28.00
Operating margin - %           16          22     (29.67)         19         18     6.42
LAJIDA (EBITDA)            54,091      67,617     (20.00)    114,081     92,743    23.01
LAJIDA margin (EBITDA)-%   21.77%      28.45%     (23.47)     27.22%     26.61%     2.27
------------------------ --------- ----------- ---------- ----------- ---------- --------

Operating Revenue

Gross operating revenue in the first quarter of 2004 was R$ 374,270 thousand, representing a 12.07% increase compared to the same period of the previous year. The following factors contributed to this: i) an increase in supply revenues and the supply of electrical energy, which reached R$ 31,171 thousand - 9.16% higher than the previous year, despite negative market growth of 5.7%, due to a tariff adjustment in August 2003; ii) an increase in the emergency capacity charge;
iii) an increase in the tariff related to the use of the transmission and distribution system and the number of free customers, whose tariff was readjusted in August 2003, contributing to the maintenance of margins.

Net operating revenue in the first quarter of 2004 totaled R$ 248,470 thousand - 4.53% higher than the same period in 2003. The breakdown of customers, per class, is the following:

                                                In thousands of reais
-------------------------------------------------------------------------------------
                                 PARENT COMPANY                 CONSOLIDATED
                          ------------------------------ ----------------------------
                                                     1st QUARTER
-------------------------------------------------------------------------------------
                                 2004           2003          2004            2003
                              ------------ -------------- ------------- -------------
   Retail
   Residential                  116,476       107,201       195,692         167,496
   Industrial                   100,423        73,075       127,210          94,351
   Commercial                    64,342        56,645       109,542          90,370
   Rural                         13,927        12,825        28,873          23,097
   Other                         26,717        22,919        49,264          37,110
Unbilled revenues                 2,205        24,638        29,443          24,149
                              ------------ -------------- ------------- ------------
                                324,089       297,303       540,025         436,573
                              ------------ -------------- ------------- ------------
   Wholesale
   Other distributors             6,871         6,024         6,871           6,031
Short-term                          211            62         1,390             920
                              ------------ -------------- ------------- ------------
                                  7,082         6,086         8,261           6,951
                              ------------ -------------- ------------- ------------
Capacity charge                  19,785        10,770        28,131          15,452
                              ------------ -------------- ------------- ------------

                              ------------ -------------- ------------- ------------
Other operating revenues         1,780         12,423        4,941           17,291
                              ------------ -------------- ------------- ------------
Gross operating revenues       374,270        333,961      604,221          484,020

(-)Operating revenues
    deductions                -125,800        -96,253     -185,082         -135,535
----------------------------- ------------ -------------- ------------- ------------
Net operating revenues         248,470        237,709      419,139          348,485
----------------------------- ------------ -------------- ------------- ------------

-------------------------------------------------------------GRUPO EDP  ESCELSA

Purchased Energy

                                                                        1st QUARTER
----------------------------------------------------------------------------------------------------
                                                       PARENT COMPANY              CONSOLIDATED
----------------------------------------------------------------------------------------------------
                                                      2004         2003           2004        2003
                                                   ---------- ------------- ------------- ----------
FURNAS/TRACTEBEL                                     48,560      56,545         66,822       76,080
ITAIPU                                               39,935      47,354         56,201       66,683
OTHER SUPPLIERS                                      21,360       1,082         42,841        8,222
TRANSPORT FROM FURNAS                                 2,126       1,635          2,126        2,301
CONNECTION COST AND GRID                             21,786      16,504         35,747       25,961
GENERAL AGREEMENT OF ENERGY SECTOR AND CVA              183        -473           -355       -7,580
OTHER                                                     6         234              6          303
------------------------------------------------------------- ------------- ------------- ----------
TOTAL                                               133,956     122,881        203,388      171,970
------------------------------------------------------------- ------------- ------------- ----------


Operating Costs

Operating costs, which include operating expenses plus RGR quotas (global reserve for reversion quotas), reached R$ 213,520 thousand in the first quarter of 2004, compared to R$ 188,734 thousand during the same period in the previous year, representing an increase of 13.13%.


The Company's controlled costs increased by 12.93%, from R$ 50,174 thousand, on March 31, 2003, to R$ 56,663 thousand on March 31, 2004. Depreciation increased by 3.58%.
Operating costs that are beyond the Company's control, such as those related to purchased energy, transmission costs, RGR quotas, the Fuel Usage Quota (CCC), Financial Compensation for the Use of Water Resources and the Energy Development Fund (CDE), increased by 13.2%.

This rise in non-controlled costs was primarily due to the increase in expenses related to purchased energy, the cost of connection to the Basic Grid, in addition to contributions to the Energy Development Fund (CDE).


Regarding controlled operating costs, the following factors contributed to the increase:


a) Personnel - cost increase due to the repercussions of the adjustment made in August 2003, the Company compensation policy and the collective bargaining agreement of November 2003, comparing amount of transference of cost to investments.
b) Materials - increase in the use of materials for the renovation of transformers.
c) Third-party services - increase in costs related to cuts, consumer unit inspections, reconnections, call center services, meter readings and delivery of billing statements and maintenance of transmission lines and distribution network.
d) Provision for contingencies - R$ 2,269 thousand was set aside for potential judgments related to labor and tax litigation.
e) Others - the reduction in this account is due to smaller provisions for doubtful accounts, a reduction in the amount of the energy conservation program, services rendered and rental of software, offset by an increase in the account related to the rationing program, the costs of which were included in the tariff.

-------------------------------------------------------------GRUPO EDP  ESCELSA

-------------------------------------------------------------------------------------------------------
                                                                  PARENT COMPANY
                                                -------------------------------------------------------
                                                                    1st QUARTER
                                                -------------------------------------------------------
                                                        2004                    2003
                                         --------------------------- ------------------------ ---------
                                                    Thousand    %       Thousand        %     % change
------------------------------------------------------------- ------ --------------- -------- ---------
Controlled costs
  Personnel                                         18,244      8.54      15,816       8.38       15.35
  Material                                           2,189      1.03       1,936       1.03       13.09
  Third-party services                               9,444      4.42       7,783       4.12       21.35
  Provision for contingencies                        2,270      1.06         140       0.07    1,521.89
  Other                                              9,422      4.41       9,926       5.26       (5.08)
                                         -------------------- --------- ----------  --------  ---------
                                                    41,569     19.47      35,601      18.86       16.76
                                         -------------------- --------- ----------  --------  ---------
Depreciation                                        15,094      7.07      14,573       7.72        3.58
---------------------------------------- -------------------- --------- ----------  --------  ---------
TOTAL CONTROLLED COSTS                              56,663     26.54      50,174      26.58       12.93
---------------------------------------- -------------------- --------- ----------  --------  ---------
Non-controlled costs
  Energy purchased                                 133,957     62.74     122,881      65.11        9.01
  CCC                                               10,693      5.01      10,522       5.57        1.62
  Financial compensation                               855      0.40         767       0.41       11.38
  ANEEL regulation charge                              433      0.20         320       0.17       35.25
  RGR                                                4,047      1.90       4,070       2.16       (0.57)
  Energy Development Fund (CDE)                      6,872      3.22           0          -           -
---------------------------------------- -------------------- --------- -----------  --------  ---------
TOTAL NON-CONTROLLED COSTS                         156,857     73.46     138,560      73.42       13.21
---------------------------------------- -------------------- --------- -----------  --------  ---------
GRAND TOTAL                                        213,520    100.00     188,734     100.00      13.13
---------------------------------------- -------------------- --------- -----------  --------  ---------



Financial Result

The financial result for the first quarter of 2004 was negative in R$ 43,927 thousand, compared to a positive figure of R$ 69,543 thousand for the same period in 2003. The negative result from this quarter arose because of the reduction of financial revenue, due to lower levels of investment, and the devaluation of the Brazilian Real against the U.S. dollar. In the first quarter of last year, the appreciation of the Real was a significant factor in the positive result.

-------------------------------------------------------------GRUPO EDP  ESCELSA


1Q04 Result

Profit in the amount of R$ 12,057 thousand in the first quarter of 2004 was the highlight of the year - the result of the interest in MAGISTRA in the amount of R$ 17,442 thousand, and the absence of provisions for the IRPJ and CSSL taxes, since there were negative bases for both of these taxes.


Available Resources

ESCELSA had available resources, on March 31, 2004, on deposit with banking institutions or invested in the financial market, in the amount of R$ 208,861 thousand, and the consolidated figure of R$ 230,149 thousand, as shown below:

----------------------------------------------------------------------------------------
                                           PARENT COMPANY              CONSOLIDATED
                                       ---------------------- --------------------------
                                                        1st QUARTER
                                       -------------------------------------------------
                                           R$             US$        R$          USR
                                        thousand        thousand   thousand   thousand
-------------------------------------- -------------- ----------- ---------- -----------
Investments in reais
Cash and banks                           8,361             -        11,472            -
Deposit certificates                     2,491             -         3,608            -
Investment funds                         2,839             -        12,235            -
Others                                     135             -         7,799            -
                                       -------------- ----------- ---------- -----------
Total investments in reais              13,826             -        35,114            -
                                       -------------- ----------- ---------- -----------
Investments in U.S. dollars                                -             -           -
Dollar-indexed bonds (NBCs)            195,035           67,055    195,035       67,055
                                       -------------- ----------- ---------- -----------
Total investments in U.S. dollars      195,035           67,055    195,035       67,055
                                       -------------- ----------- ---------- -----------
Total available resources              208,861            71.81    230,149       67,055
-------------------------------------- -------------- ----------- ---------- -----------

U.S. dollar = 2.9086 Real

-------------------------------------------------------------GRUPO EDP  ESCELSA

Loans and Financing

------------------------------------------------------------------------------------------------------------------------
                                                        PARENT COMPANY
-----------------------------------------------------------------------------------------------------------------------
                                 AVERAGE ANNUAL           AMORTIZATION                          Mar/04
                                 INTEREST RATE    ----------------------------   --------------------------------------
                                                                                  Interest
                                                                    PERIOD        and other     Current       Long-term
                                                       TYPE(*)       MM/YY         charges
-------------------------- -------------------------- ------------ -------------- ------------- ----------- ------------
Local currency
                                                                     05/99 to
ELETROBRAS                      5.0% - 7.0%               M           08/07                -        2,017           4,017

                                                                     10/99 to
BNDES                           TJLP + 3.8%               M           10/10              462       39,108          73,438

                                                                     03/02 to
BNDES - rationing losses        SELIC + 1.0%              M           01/06              618       39,541         127,971


Guaranteed account and        CDI + 1.75%, CDI + 1.85%,              11/02 to
  committed operations        110% and 115% of CDI        M           03/04                -      137,246               -
-------------------------- -------------------------- ------------ -------------- ------------ ------------   -----------
Total local currency                                                                   1,080      217,912         205,426

Foreign currency                                                                           0            0               0

                              10.0% + FOREIGN
Senior Notes                  EXCHANGE VARIATION          U           7/Jul           26,114            -       1,253,485

                                                                     09/01 to
BNDES                          3.5% + UMBNDES             M            10/10             183        11,438         15,407
-------------------------- -------------------------- ------------ -------------- ------------ ------------   -----------

Total foreign currency:                                                               26,297        11,438      1,268,892
-------------------------- -------------------------- ------------ -------------- ------------ ------------   -----------

TOTAL                                                                                 27,377       229,350      1,474,318
-------------------------- -------------------------- ------------ -------------- ------------ ------------   -----------

-------------------------------------------------------------GRUPO EDP  ESCELSA

Loans and Financing


----------------------------------------------------------------------------------------------------
                                  CONSOLIDATED
----------------------------------------------------------------------------------------------------
                                               AMORTIZATION                   1st QUARTER
                                             ------------------     --------------------------------
                                                                    Interest
                             AVERAGE                                   and
                             ANNUAL                   PERIOD          other
                             INTEREST RATE   TYPE(*)   MM/YY         charges    Current    Long-term
---------------------------- --------------- ------- ---------      ---------- --------   -----------
Local currency
                                                      05/99 to
ELETROBRAS - ESCELSA          5.0% - 7.0%      M        08/07              -    2,017       4,017

                                                    12/97 to 05/22
ELETROBRAS - ENERSUL          6.0% - 12.0%     M    10/99 to 05/22       315   13,621      35,109

BNDES - ESCELSA               TJLP + 3.8%      M        10/10            462   39,108      73,438

                                                    11/99 to 11/04
BNDES - MAGISTRA              TJLP + 4.0%      S        09/01          1,516   41,672           -

BNDES - ENERSUL               TJLP + 3.85%     M        02/08            157   13,846      40,386

BNDES - ENERSUL               TJLP + 4.0%      M        04/04              -       83           -

BNDES - Rationing losses      SELIC + 1.0%     M        12/08          1,027   40,782     175,070

BNDES - CESA                  TJLP + 4.5%      M        07/12            143    3,016      29,156

BCO BRASIL - FCO                 0.112         M        11/13            569    1,111      28,889
                             CDI + 1.75%,
                           CDI + 1.85%, 110%       11/02 to 12/03
GUARANTEED ACCOUNT           AND 115% of CDI   M                          52  157,246           -

FUNDACAO ENERSUL               10% + INPC      M      11/13              116    3,206      16,187

OTHER                            0.0135        M     05/00 to 06/09        -        -       1,183
-----------------------------------------------------------------------------------------------------
Total local currency                                                   4,456  342,733     466,409
-----------------------------------------------------------------------------------------------------
Foreign currency                                                                                0
                           10.0% + foreign
SENIOR NOTES              exchange variation   U        38175         26,114        -   1,253,485

BRADESCO (*)                 6.50% to 6.9%     M        11/04            482   10,620           -

UNIBANCO (*)                 2.40% - 5.00%     U        38141             12    7,283       7,238

                          LIBOR + 4.0% -
EUROPEAN INVEST BANK           5.0%            S     12/02 to 03/09      667    8,568      30,302

                             LIBOR + 4.5% -
STN-DMLP                          8.2%         S     10/96 to 4/24       869    3,238      36,979

BBA FMO (*)                      0.089         S     03/02 to 09/07       67    5,455       5,829

BNDES - ESCELSA             3.5% + UMBNDES     M     09/01 to 10/10      183   11,438      15,407

BNDES - ENERSUL               4% + UMBNDES     M     04/03 to 10/07      128      822       5,096


BNDES - CESA                4.5% + UMBNDES     M     07/04 to 07/12      189      662       7,281

ITAU-BBA (*)                     0.04          U         3/May            25   14,088           -

BBV - BRADESCO (*)               0.1155        M         11/05           306    7,662       5,108
---------------------------------------------------------------------------------------------------
Total foreign currency                                                29,042   69,836   1,366,725
---------------------------------------------------------------------------------------------------
TOTAL                                                                 33,498  412,569   1,833,134
---------------------------------------------------------------------------------------------------

TYPE:
S = Single
M= Monthly

H = Half-year

(*) Loans protected by swap contracts against currency fluctuations

-------------------------------------------------------------GRUPO EDP  ESCELSA


Debt Maturity Schedule

        MATURITY                    PARENT COMPANY                              CONSOLIDATED
--------------------------------------------------------------------------------------------------------
                                                            TYPE
                      ----------------------------------------------------------------------------------
                        Local         Foreign         Total          Local         Foreign         Total
                      ----------------------------------------------------------------------------------
Current
2004                    140,032         8,492       148,524         246,509         45,280       291,789
2005                     77,880         2,946        80,826          96,224         24,556       120,780
--------------------------------------------------------------------------------------------------------
Subtotal                217,912        11,438       229,350         342,733         69,836       412,569
--------------------------------------------------------------------------------------------------------
Long-term                     0             0             0               0              0             0
2005                     81,097         8,835        89,932         132,401         35,502       167,903
2006                     59,425         4,318        63,743         118,594         22,197       140,791
2007                     53,820     1,254,073     1,307,893         110,293      1,269,357     1,379,650
2008                      4,030           588         4,618          47,704          8,574        56,278
2009                      4,030           588         4,618          15,176          4,027        19,203
2010                      3,023           490         3,513          14,169          3,349        17,518
2011                          0             0             0          11,146          2,859        14,005
2012                          0             0             0           8,077          1,954        10,031
2013                          0             0             0           4,310            880         5,190
After 2013                    0             0             0           4,539         18,026        22,565
--------------------------------------------------------------------------------------------------------
Subtotal                205,425     1,268,892     1,474,317         466,409      1,366,725     1,833,134
--------------------------------------------------------------------------------------------------------
TOTAL                   423,337     1,280,330     1,703,667         809,142      1,436,561     2,245,703
--------------------------------------------------------------------------------------------------------

-------------------------------------------------------------GRUPO EDP  ESCELSA



 Balance Sheet

                                                        (In thousands of reais)
------------------------------------------------------------------------------------------------------------------------------------
                        ASSETS                                  PARENT COMPANY                            CONSOLIDATED
                                                     -------------------------------------- --- ------------------------------------
                                                       Mar-04       Mar-03      Dec-03          Mar-04       Mar-03      Dec-03
-------------------------------------------------    ------------ ----------- ------------ -- ------------ ----------- ------------
CURRENT
  Cash and banks                                           8,361       6,337        8,597          11,472       9,118       15,465
  Accounts receivable                                    254,744     267,427      236,374         471,261     420,623      450,709
  Other accounts receivable                               10,159      11,027        7,798          14,027       9,571       11,182
  Taxes to be offset                                      13,265       6,811       20,465          31,789      28,869       38,925
  Tax credits                                                  -           -            -           7,608           -        7,608
  Allowance for doubtful accounts                        (22,641)    (27,227)     (21,967)        (42,173)    (40,983)     (40,192)
  Material and supplies                                    2,593       3,585        2,984           4,365       5,741        4,896
  Marketable securities                                  200,500     285,544      191,423         218,677     294,448      203,089
  Deposits in guarantees                                      33      39,382        2,629              33      39,382        2,629
  Other receivables - UTE Campo Grande                         -           -            -          49,446      39,485       49,116
  Other receivables                                       14,775       9,512       13,348          24,775      16,204       22,224
  Prepaid expenses                                        25,843      (3,181)      22,018          56,882      20,589       46,230
                                                     ------------ ----------- ------------ -- ------------ ----------- ------------
                                                         507,632     599,217      483,669         848,162     843,047      811,881
                                                     ------------ ----------- ------------ -- ------------ ----------- ------------
LONG-TERM
  Accounts receivable                                    181,504     190,212      200,648         299,627     299,772      295,244
  Taxes to be offset                                           -     149,846            -               -     266,337        3,933
  Affiliates and subsidiaries                              2,649      21,220        5,093          77,713      68,766       76,172
  Deposits in guarantee                                  106,656      78,090       96,426         148,059     102,459      135,497
  Debt issuance costs                                      1,729       2,498        1,921           1,729       2,498        1,921
  Deferred income and social contribution taxes          121,299           -      121,299         250,105           -      252,776
  Other receivables - low income consumers                     -      18,818            -               -      26,669            -
  Other receivables                                       10,324       4,808       15,155          20,834      15,641       25,122
  Prepaid expenses                                        89,640      75,003       79,220         152,576     128,867      140,025
                                                     ------------ ----------- ------------ -- ------------ ----------- ------------
                                                         513,801     540,495      519,762         950,643     911,009      930,690
                                                     ------------ ----------- ------------ -- ------------ ----------- ------------
PERMANENT
  Investments                                            924,272     771,265      904,634         358,389     374,332      362,003
  Property and equipment, net                            744,946     750,097      750,550       1,497,465   1,476,761    1,500,878
  Deferred charges                                             -           -            -               -          79            -
                                                     ------------ ----------- ------------ -- ------------ ----------- ------------
                                                       1,669,218   1,521,362    1,655,184       1,855,854   1,851,172    1,862,881
-------------------------------------------------    ------------ ----------- ------------ -- ------------ ----------- ------------
TOTAL                                                  2,690,651   2,661,073    2,658,615       3,654,659   3,605,227    3,605,452
-------------------------------------------------    ------------ ----------- ------------ -- ------------ ----------- ------------

-------------------------------------------------------------GRUPO EDP  ESCELSA


BALANCE SHEET                                           (In thousands of reais)

------------------------------------------------------------------------------------------------------------------------
            LIABILITIES AND SHAREHOLDERS'                      PARENT COMPANY                    CONSOLIDATED
                      EQUITY                       ----------------------------------- ---------------------------------
                                                     Mar-04      Mar-03      Dec-03      Mar-04     Mar-03      Dec-03
-------------------------------------------------  ---------- ----------- ----------- ----------- ---------- -----------
CURRENT
  Suppliers                                           99,776      90,986      91,449     160,621    135,172     152,435
  Payroll                                              4,726       1,940       4,073       5,348      3,602       4,551
  Accrued interest and charges                        27,377      37,654      58,440      33,498     50,456      67,271
  Loans and financing                                229,350     161,374     174,797     412,569    357,885     349,967
  Accrued taxes and social contributions              38,066      21,873      40,033      60,599     43,187      57,339
  Dividends                                           42,041          21      42,041      42,053         30      42,053
  Post-employment benefits                             3,459       1,886       3,571       3,459      1,886       3,571
  Accrued obligations                                  8,035       7,322      12,892      16,402     14,916      24,485
  Regulatory charges                                  10,884       9,129       6,520      18,604     16,302      11,637
  Provision for contingencies                              -      39,382           -           -     39,382           -
  Other accounts payable                              25,354      17,522      27,163      73,913     21,749      71,260
                                                   ---------- ----------- ----------- ----------- ---------- -----------
                                                     489,068     389,089     460,979     827,066    684,567     784,569
LONG-TERM:                                                 -           -           -           -          -           -
  Suppliers                                           55,362      60,640      73,931      78,553     86,868      99,441
  Interest on loans and financing                          -           -           -         217          -          80
  Income and social contribution taxes                42,282           -      38,986      42,282          -      38,986
  Loans and financing                              1,474,318   1,708,642   1,475,321   1,833,134  2,117,842   1,838,268
  Post-employment benefits                            30,253      28,212      30,253      30,253     28,212      30,253
  Deferred income taxes                               45,873           -      46,975      60,677          -      61,779
  Affiliates and subsidiaries                             50         150          93           -         86           -
  Provision for contingencies                        149,454     114,510     142,148     206,086    156,811     196,661
  Other accounts payable                              34,005      54,682      32,000      36,064     69,976      34,063
                                                   ---------- ----------- ----------- ----------- ---------- -----------
                                                   1,831,597   1,966,836   1,839,707   2,287,266  2,459,795   2,299,531
MINORITY INTEREST                                          -           -           -     170,341    155,718     163,423
                                                   ---------- ----------- ----------- ----------- ---------- -----------
SHAREHOLDERS' EQUITY                                       -           -           -           -          -           -
  Capital stock                                      153,947     153,947     153,947     153,947    153,947     153,947
  Capital reserves                                    65,687      65,688      65,687      65,687     65,688      65,687
                                                           -           -           -           -          -           -
  Revenue reserves                                   134,908           -     134,908     134,908          -     134,908
  Retained earnings                                   12,057      82,126           -      12,057     82,126           -
                                                     366,599     301,761     354,542     366,599    301,761     354,542
                                                   ---------- ----------- ----------- ----------- ---------- -----------
  Advances for capital increase                        3,387       3,387       3,387       3,387      3,387       3,387
                                                   ---------- ----------- ----------- ----------- ---------- -----------
                                                     369,986     305,148     357,929     369,986    305,148     357,929
-------------------------------------------------- ---------- ----------- ----------- ----------- ---------- -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         2,690,651   2,661,073   2,658,615   3,654,659  3,605,227   3,605,452

-------------------------------------------------------------GRUPO EDP  ESCELSA

Statements of income




                                               (In thousands of reais, except income per share)
                                                              PARENT COMPANY                           CONSOLIDATED
------------------------------------------------------------------------------------------------------------------------------------
                                         1st Quarter     1st Quarter     4th Quarter    1st Quarter     1st Quarter    4th Quarter
                                             2004           2003            2003            2004             2003         2003
                                       ---------------- --------------- -------------- --------------- --------------  ------------
OPERATING REVENUES
 Electricity sales to final customers       324,089         297,303         348,456         540,024         436,573      553,635
 Emergency capacity charge                   19,785          10,770          16,279          28,131          15,452       23,173
 Electricity sales to distributors            7,082           6,086           6,800           8,262           6,951        8,329
 Use of transmission and distribution
   system                                    21,534           7,379          19,947          22,863           7,753       20,672
 Other revenues                               1,780          12,423           1,975           4,941          17,291        3,556
                                       ---------------- --------------- -------------- --------------- --------------  ------------
                                            374,270         333,961         393,457         604,221         484,020      609,365
                                       ---------------- --------------- -------------- --------------- --------------  ------------
 Deductions from operating revenues:
  State Value Added taxes (ICMS)            (84,645)        (68,372)        (83,170)       (120,030)        (94,428)    (116,720)
  PIS and COFINS tax                        (17,320)        (13,018)        (17,470)        (29,212)        (19,324)     (27,098)
  Global reserve for reversion quota         (4,047)         (4,070)         (3,881)         (7,679)         (6,176)      (7,513)
    (RGR)
  Emergency capacity charge                 (19,785)        (10,770)        (16,279)        (28,131)        (15,452)     (23,173)
  Tax on services(ISSQN)                         (2)            (23)             (2)            (30)           (155)         (27)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
                                           (125,800)        (96,253)       (120,802)       (185,082)       (135,535)    (174,531)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
       Net operating revenues               248,470         237,708         272,655         419,139         348,485      434,834
                                       ---------------- --------------- -------------- --------------- --------------  ------------
OPERATING EXPENSES
 Electricity purchased for resale          (133,957)       (122,881)       (158,435)       (203,388)       (171,990)    (233,149)
 Depreciation and amortization              (15,094)        (14,573)        (14,991)        (32,913)        (29,329)     (41,928)
 Personnel                                  (18,244)        (15,816)        (19,717)        (32,810)        (28,629)     (34,446)
 Material                                    (2,189)         (1,936)         (2,774)         (5,288)         (5,262)      (5,808)
 Third-party services                        (9,444)         (7,783)        (10,496)        (16,989)        (14,927)     (19,192)
 Fuel usage quota (CCC)                     (10,693)        (10,522)        (10,694)        (15,474)        (17,440)     (15,473)
 Provision for contingencies                 (2,270)           (140)          9,360          (2,270)         (1,688)      (8,212)
 Other                                      (17,582)        (11,014)        (30,293)        (28,839)        (15,806)     (25,258)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
                                           (209,473)       (184,664)       (238,040)       (337,971)       (285,071)    (383,466)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
         INCOME FROM OPERATIONS              38,997          53,044          34,615          81,168          63,414       51,368
                                       ---------------- --------------- -------------- --------------- --------------  ------------
EQUITY IN SUBSIDIARIES                       16,869           3,327           6,119               -               -            -
                                       ---------------- --------------- -------------- --------------- --------------  ------------
FINANCIAL REVENUES
 Income from temporary cash
    investments                             (15,423)        (12,578)          2,814          9,025           52,436         6,772
 Overdue collections                        (43,926)         69,543           4,630          8,106            7,117         9,449
 Hedge                                       23,376          60,952               0              -           (2,176)            -
 Regulatory assets - SELIC                    6,320          44,180          20,458         20,813           21,691        31,175
 Tax monetary variation                          --              --           7,465             --               --            --
 Foreign exchange variation-UTE
      Campo Grande                               --              --              --             --               --            --
 Other                                       53,029        (101,145)        (12,032)         2,030            5,577        (3,759)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
                                             23,376          60,952          23,335         39,974           84,645        43,637
                                       ---------------- --------------- -------------- --------------- --------------  ------------
FINANCIAL EXPENSES
 Monetary variation - electricity
   purchase                                  11,876          11,561          10,642            (24)          (6,685)       10,642
 Monetary and exchange variation on loans
  and                                       (67,302)          8,591          13,827        (10,231)          75,196        13,264
 Interest on loans and financing                261           3,247         (59,756)       (63,330)         (77,286)      (74,611)
 Other                                      (12,137)        (14,808)         (9,380)       (13,155)         (11,541)      (15,170)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
                                            (67,302)          8,591         (44,667)       (86,740)         (20,316)      (65,875)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
     FINANCIAL RESULTS                      (43,926)         69,543         (21,331)       (46,766)          64,329       (22,238)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
     OPERATING PROFIT                        11,940         125,914          19,403         34,402          127,743        29,130
                                       ---------------- --------------- -------------- --------------- --------------  ------------
 NON-OPERATING REVENUES                         257             148              93            731            1,692         2,130
 NON-OPERATING EXPENSES                        (141)         (1,452)            858         (1,193)          (3,777)       (3,063)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
  NON-OPERATING RESULTS, NET                    117          (1,303)            950           (462)          (2,085)         (933)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
INCOME (LOSS) BEFORE TAXES                   12,057         124,611          20,353         33,940          125,658        28,197
                                       ---------------- --------------- -------------- --------------- --------------  ------------
 Social contribution                             --         (10,779)         (2,279)        (3,856)         (11,376)       (2,170)
 Income tax                                      --         (31,706)         (8,472)       (10,669)         (33,336)       (8,958)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
INCOME AFTER TAXES                               --         (42,485)        (10,752)       (14,525)         (44,712)      (11,128)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
MINORITY INTEREST                                --              --              --         (7,358)           1,180        (7,468)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
NET INCOME FOR THE PERIOD                    12,057          82,126           9,601         12,057           82,126         9,601
                                       ---------------- --------------- -------------- --------------- --------------  ------------
 Net Income per share - R$                     2.65           18.05            2.11              -                -             -
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------GRUPO EDP  ESCELSA

Cash Flow




                                                         (In thousands of reais)
-----------------------------------------------------------------------------------------------------------------------------------
                                                              PARENT COMPANY                           CONSOLIDATED
                                       --------------------------------------------------------------------------------------------
                                         1st Quarter     1st Quarter     4th Quarter    1st Quarter     1st Quarter    4th Quarter
                                             2004           2003            2003            2004             2003         2003
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Net Income for the period                    12,057          82,126           9,601          12,057          82,126         9,601
Adjustments to reconcile income to cash
  provided by operating activities                0               0               0               -               -             -
Operating activities                              0               0               0               -               -             -
Long-term interest and
 monetary and exchange variation              5,630         -77,659           6,520          -3,661         -71,723         2,415
Equity in subsidiaries                      (16,869)         (3,327)         -6,120               -               -             -
Depreciation and amortization                15,094          14,573          14,990          32,913          29,329        42,007
Disposal of property, plant and equipment     1,451           1,046             628           2,345           1,530         1,624
Sale of UTE Campo Grande                          0               -               -             888               -         3,008
Provision for contingencies                   7,306         123,559           8,227           9,425          -9,687         8,716
Regulatory assets                                 0               0               0               0               0       -22,289
Tariff readjustment                               0               0               0         -21,155               0             0
Bonus foreign funding                           192               0               0             192               0             0
Post-employment benefits                       -112            -156           4,126            -112            -156         3,570
Liabilities adjustments                       1,998           2,598           2,083           1,998           2,598         2,083
Deferred income taxes                             0          12,642           4,596           2,671          12,678         5,883
Interest on construction
 work in progress                                 0               0               -           7,358          -1,487         7,204
                                       ---------------- --------------- -------------- --------------- --------------  ------------
                                             26,747          19,284          44,651          44,919          45,208        63,840
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Changes in current assets and
 liabilities
Accounts receivable                         -17,696           6,778         -13,604         -25,511           9,434       -17,152
Other accounts receivable                     4,839          34,316           6,785           4,475          37,953        11,644
Material and supplies                           391               0             637             391               0         1,279
Other receivables - UTE Campo Grande              0               -               -          -1,218         (13,594)       -2,468
Other receivables                             1,169           8,102          -5,638             248           7,570        -5,376
Prepaid expenses                             -3,825           2,698          22,629         -10,653         -13,131        33,895
Suppliers                                     8,327         -13,754          -7,086           9,107         -20,444        -3,077
Accrued taxes and social contributions       (1,967)         -8,247          15,662           7,320          -5,295        26,222
Accrued obligations                          -4,857          -5,696            -502          -5,433          -6,402        -1,928
Regulatory charges                            4,364           1,980          -2,314           6,967           3,416        (2,568)
Other                                        -1,156           6,089           3,770          -3,387           8,993         5,825
                                       ---------------- --------------- -------------- --------------- --------------  ------------
                                            -10,411          32,266          20,339         -17,694           8,500        46,296
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Changes in non-current assets and
   liabilities
Accounts receivable                           3,870          23,924             583           9,564          23,924        12,651
Deposits in guarantee                       (10,230)         -5.915         -11,056         (13,511)         -7,905       (13,061)
Affiliates and subsidiaries                   2,444         -14,509          -1,018             550         -42,292         2,549
Prepaid expenses                            (10,420)        -10,980         -25,523          (9,218)         -6,932       (39,287)
Accrued taxes and social contributions       (1,101)              0          13,362          (1,101)              0         7,712
Other receivables - low income                    -          -5,784           3,359               -          -7,951         3,359
Other                                         4,838           2,649          -7,382           4,372           2,700       (19,337)
                                       ---------------- --------------- -------------- --------------- --------------  ------------
                                            -10,599         -10,615         -27,675          -9,344         -38,456       -45,414
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Net cash provided by operating
  activities                                  5,737          40,935          37,315          17,881          15,252        64,722
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Investing activities
Additions to property and equipment         (12,340)        -11,586         -27,684         (32,087)        -27,044       (57,927)
Additions to investments                     (2,769)        -20,288         -20,149               -               1          (719)
Additions to the deferred charges account         -               0               0               1               0           (79)
Obligations related to the concession         1,399           1,415           1,884           3,985           1,782         5,528
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Net cash used in investing activities       -13,710         -30,459         -45,949         -28,102         -25,261       -53,197
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Financing activities
Loans and financing                          47,920          12,276         -21,832          50,576          -9,714       (32,546)
Accrued interest and charges                (31,063)        -38,479          30,843         (33,636)        -36,778        28,926
Dividends                                         -               0               -            (441)           -294          (573)
Affiliates and subsidiaries                     (43)             13               7           5,316          33,733             -
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Net cash provided by (used in)
  financing activities                       16,814         -26,190           9,018          21,815         -13,053        -4,193
Net increase (decrease) in cash
 and cash equivalents                         8,841         -15,714             384          11,594         -23,062         7,332
                                       ---------------- --------------- -------------- --------------- --------------  ------------
Cash and cash equivalents at the
 beginning of the period                    200,020         307,595               0         218,554         326,628             0
Cash and cash equivalents at the
end of the period                           208,861         291,881             384         230,148         303,566         7,332
-----------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------GRUPO EDP  ESCELSA

Unconsolidated Statements of Income by Quarter



                                          (In thousands of reais)

                                                     2004                                              2003
                                ----------------------------------------------  ----------------------------------------------------
                                     1st      2nd     3rd      4th                 1st        2nd       3rd       4th
                                   quarter  quarter quarter   quarter   Total    quarter    quarter   quarter    quarter     Total
------------------------------------------------------------------------------------------------------------------------------------
NET OPERATING REVENUES            248,470       -       -       -     248,470    237,708    205,146    228,189    272,654   943,697
                                ----------------------------------------------------------------------------------------------------
OPERATING EXPENSES               (209,473)      -       -       -    (209,473)  (184,664)  (199,590)  (201,234)  (238,040) (823,528)
                                ----------------------------------------------------------------------------------------------------
  Electricity purchased for
   resale                        (133,957)      -       -       -    (133,957)  (122,881)  (121,970)  (131,198)  (158,435) (534,484)
  Depreciation and amortization   (15,094)      -       -       -     (15,094)   (14,573)   (14,759)   (14,819)   (14,991)  (59,142)
  Personnel                       (18,244)      -       -       -     (18,244)   (15,817)   (17,426)   (18,185)   (19,717)  (71,145)
  Material                         (2,189)      -       -       -      (2,189)    (1,936)    (1,667)    (2,260)    (2,774)   (8,637)
  Third-party services             (9,444)      -       -       -      (9,444)    (7,783)    (7,398)    (8,583)   (10,496)  (34,260)
  Fuel usage quota (CCC)          (10,693)      -       -       -     (10,693)   (10,522)   (10,548)   (11,512)   (10,694)  (43,276)
  Provision for contingencies      (2,270)      -       -       -      (2,270)      (140)   (13,861)       121      9,360    (4,520)
  Other                           (17,582)      -       -       -     (17,582)   (11,012)   (11,961)   (14,798)   (30,293)  (68,064)
                                ----------------------------------------------------------------------------------------------------
  INCOME FROM OPERATIONS           38,997       -       -       -      38,997     53,044      5,556     26,955     34,614   120,169
                                ----------------------------------------------------------------------------------------------------
EQUITY IN SUBSIDIARIES             16,869       -       -       -      16,869      3,327        460      9,539      6,119    19,445
                                ----------------------------------------------------------------------------------------------------
FINANCIAL REVENUES                 23,376       -       -       -      23,376     60,952      5,725     31,198     23,335   121,210
                                ----------------------------------------------------------------------------------------------------
FINANCIAL EXPENSES                (67,302)      -       -       -     (67,302)     8,591    150,522    (92,349)   (44,667)   22,097
                                ----------------------------------------------------------------------------------------------------
  Monetary variation -
    electricity purchase           11,876       -       -       -      11,876     (7,091)    (5,716)    (6,099)    10,642    (8,264)
  Monetary and exchange
    variation on loans
    and financing                 (67,302)      -       -       -     (67,302)    74,488    215,335    (24,524)    13,827   279,126
  Interest on loans and
    financing                         261       -       -       -         261    (50,486)   (45,403)   (50,174)   (59,756) (205,819)
  Other                           (12,137)      -       -       -     (12,137)    (8,320)   (13,694)   (11,552)    (9,380)  (42,946)
                                          ------------------------------------------------------------------------------------------
        FINANCIAL RESULTS         (43,926)      -       -       -     (43,926)    69,543    156,247    (61,151)   (21,332)  143,307
                                ----------------------------------------------------------------------------------------------------
NON-OPERATING INCOME (LOSS), NET      117       -       -       -         117     (1,303)      (199)    (1,609)       950    (2,161)
                                ----------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE TAXES         12,057       -       -       -      12,057    124,611    162,064    (26,266)    20,352   280,761
  Social contribution and
     income tax                         -       -       -       -           -    (42,485)   (60,930)    10,333    (10,752) (103,834)
                                ----------------------------------------------------------------------------------------------------
NET INCOME (LOSS) FOR THE PERIOD   12,057       -       -       -      12,057     82,126    101,134    (15,933)     9,601   176,929
------------------------------------------------------------------------------------------------------------------------------------
                                                          FINANCIAL RATIOS AND OTHER INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
EBITDA                             54,091       -       -       -      54,091     67,617     20,315     41,774     49,605   179,311
(+) Financial revenues             23,376       -       -       -      23,376     60,952      5,725     31,198     23,335   121,210
(+) Non-operating
      income(loss), net               117       -       -       -         117     -1,303       -199     -1,609        950    -2,161
= Adjusted EBITDA                  77,584       -       -       -      77,584    127,266     25,841     71,363     73,890   298,360
CAPITAL EXPENDITURE                11,776       -       -       -      11,776     12,327     11,022     14,173     26,951    64,473
TOTAL DEBT                      1,731,045       -       -       -           0  1,907,669  1,707,814  1,693,221  1,708,557 1,708,557
INTEREST ON LOANS AND FINANCING      -261       -       -       -        -261     50,486     45,403     50,174     59,756   205,819
EBITDA margin                      21.77%       -       -       -      21.77%     28.45%      9.90%     18.31%     18.19%    19.00%
EBITDA/interest on loans
  and financing (x)                -207.2       -       -       -      -207.2        1.3        0.4        0.8        0.8       0.9
Adjusted EBITDA margin             31.22%       -       -       -      31.22%     55.54%     12.60%     31.27%     27.10%    31.62%
Adjusted EBITDA/interest on loans
   and financing                   -297.3       -       -       -      -297.3        2.5        0.6        1.4        1.2       1.4
------------------------------------------------------------------------------------------------------------------------------------


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